GrafTech International Holdings Inc.
12900 Snow Road — Parma, Ohio 44130

Mark Widmar	(216) 676-2427
Chief Financial Officer	Facsimile (216) 676-2536

March 6, 2008

To:	Dennis C. Hult

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington D.C. 20549

Re:	GrafTech International Ltd.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the period ended September 30, 2007

Filed November 1, 2007

File No. 1-13888

Dear Mr. Hult:

In reference to your letter dated December 28, 2007 pertaining to the above-referenced filings, please see the corresponding response following each item below. We have repeated the text of your comments in italics font. We originally responded to your comments by letter dated February 22, 2008. We are submitting this revised response based on our conversations with the Commission’s staff on February 28, 2008. The only significant difference between this response and our letter of February 22, 2008 is the addition of the section headed “Comment Status – March 6, 2008” on the last page of this letter.

Further, GrafTech International Inc. (hereinafter referred to as “we”, “us”, or “our”) acknowledges that:

1.)	We are responsible for the adequacy and accuracy of the disclosure in the filings;

2.)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (hereinafter referred to as the “Commission”) from taking any action with respect to the filings and

3.)	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you can contact me at (216) 676-2427, Betsy Engle, Corporate Controller, at (216) 676-2391, or Ralph Sciulli, Assistant Controller, at (216) 676-2347.

Very truly yours,

Mark R. Widmar
Vice President and Chief Financial Officer

December 31, 2006 Form 10-K

Selected Financial Data, page 40

1.	We see you indicate herein that your results for the second and third quarter of 2006 include currency losses within other expense that are incorrectly included in the statement of operations related to re-measurement losses for non-dollar denominated inter-company loans. We also see you indicate these errors which were corrected in the fourth quarter of 2006 resulted in (1) an understatement of income from continuing operations of $0.3 million in second quarter of 2006, (2) an understatement of income from continuing operations of $4.4 million in third quarter of 2006 and (3) an overstatement of income from continuing operations of $4.7 million in the fourth quarter 2006. Finally, we see you indicated you have determined that the impact of this item in all interim periods was not material. Please address the following matters with respect to the noted errors:

Confirm our understanding that the referenced errors have not been corrected either in the 2006 quarterly financial data disclosed herein or in previously filed 2006 interim Form 10-Qs.

Your understanding is correct.

Provide us with specific details of the timing, nature and amount of each error, why you believe they occurred and when they were discovered.

We have several non-dollar denominated loans between GrafTech Finance and our foreign subsidiaries that we consider long-term in nature and, in essence, treat them as a permanent investment in the appropriate subsidiary. This treatment reflects our subsidiary’s inability to generate sufficient cash flows to re-pay the loan amount, thus there was no intent for repayment. As such, the gains and losses generated from the fluctuations in currency exchange rates related to these loans should be reported within cumulative translation adjustment in equity based on the guidance in SFAS No. 52, “Foreign Currency Translation”. Our loan between GrafTech Finance and UCAR South Africa, our wholly owned South African subsidiary, was classified in this manner.

In March of 2007, when reviewing the cumulative translation adjustment related to intercompany loans for tax purposes, we determined that the currency impacts related to the loan between GrafTech Finance and UCAR South Africa had been accounted for incorrectly in the second and third quarters of 2006. Instead of recording the impact to cumulative translation adjustment in equity, we recorded the impact in other income and expense. The error occurred as the underlying internal control to review the cumulative translation account was not performed consistently in 2006 for US entities. The impact was a charge in each of the two quarters; the correction was a corresponding gain. As a result, net income was understated by $0.3 million in the second quarter and $4.4 million in the third quarter and overstated by $4.7 million for the fourth quarter of 2006. Also, net income was understated by $4.7 million for the nine months ended September 30, 2006. As we corrected the error in the fourth quarter of 2006, there was no error in 2006 full year net income.

Provide us with more information as to how you concluded the referenced errors were not material either to the quarters they originated in or were corrected. Tell us how you considered the guidance at paragraph 29 of APB 28 and SAB 108. Also, discuss your consideration of the guidance at SFAS 154. In this regard, make sure you specifically address why you believe the disclosed errors were not quantitatively material to your 2006 third and fourth quarter earnings.

We determined that the above matter was an error in previously issued interim financial statements (second and third quarters of 2006) based on the guidance in SFAS No. 154, “Accounting Changes and Error Corrections”, given that it was due to the incorrect recording of currency impacts on an intercompany loan.

To determine if the errors were material to our second and third quarter financial statements included in our Forms 10-Q, we first considered the guidance in Accounting Principles Board Opinion No. 28, paragraph 29, which states:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

In addition, we considered guidance from the Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.

Based on this guidance, we used both the rollover and iron curtain approach to analyze the prior period error.

The following is a summary of that analysis:

Quantitative Considerations

Our threshold for assessing materiality for annual interim reporting purposes is 5.0% of full year net income (1.25% for interim reporting purposes). As such, to evaluate the effects of the error on our quarterly results, we used $1.1 million as our threshold based on full year net income of $91.3 million in 2006.

The effect on the second quarter resulted in an understatement of $0.3 million of net income.

The effect on the third quarter resulted in an understatement of $4.4 million of net income.

The effect of the errors in the second and third quarters on the nine months ended September 30, 2006 resulted in an understatement of $4.7 million of net income.

The effect of recording the correction in the fourth quarter was an overstatement of $4.7 million of net income.

Qualitative Considerations

The qualitative factors that we evaluated when determining materiality of the error to the third quarter of 2006 included the following:

•	Consideration of Special Items – Significance to Investors

In reporting our results to analysts and investors, we focus on gross margin, income from continuing operations before special items, and free cash flow as the primary metrics to assess profitability and liquidity of the company, as demonstrated in the quarterly and year-end press releases. We have used these metrics for several years and based on our review of our analyst and investor reports, we also believe that our analysts and significant institutional investors focus on these metrics. Other income and expense, which is the financial statement line item impacted by the error, is excluded from gross margin and income from continuing operations before special items. Further, although activity in other income and expense affects free cash flow, this specific error related to a non-cash item that had no underlying impact to cash flow. These were strong qualitative considerations in our analysis.

Consideration of Special Items – Earnings Release

Earnings per share (“EPS”) before special items is the calculation used by us and the analysts to determine whether we meet analysts’ expectations. We and they have used this metric for several years, and it should be noted that the analysts’ estimates exclude special items in their reports. Special items include other income and expense, which is the financial statement line item that the error impacted.

The error did not hide any failure to meet analysts’ consensus expectations for our historical performance and did not alter analysts’ expectations of our future performance, as the adjustment was recorded to other (income) expense, net, which as noted above is excluded from EPS before special items, the relevant metric.

The table below sets forth the consensus estimates from analysts of our EPS before special items, our actual EPS before special items, and the effect of the error on our EPS before special items.

	Q2 2006	Q3 2006	Q4 2006
Consensus Estimates	0.13	0.14	0.16
Actual	0.14	0.15	0.21
Effect on EPS***	0.00	0.00	0.00

*** adjusted for special items

Press Release of Potential Error and Material Weakness

Once the error was identified, and reviewed by senior management, our internal and external legal counsel, our audit committee and our independent registered public accounting firm, we issued a press release after the market closed on March 7, 2007, to highlight to investors the revision of the previously issued unaudited 2006 annual results for the error, the potential restatement of previously reported 2006 quarterly results, and that we were continuing to evaluate the effectiveness of our internal controls over financial reporting to determine if a material weakness existed.

Reaction to Press Release

Subsequent to the issuance of our press release, we had conversations with each of our analysts regarding the matter. Only JP Morgan issued an alert to the investor community. Although the alert concluded that they were “disappointed” in management, they also stated that they did not expect any changes to our income from continuing operations before special items of $0.57 per share for the full year.

As measured by changes in our stock price and trading volumes, there was virtually no reaction from the investor community on the day subsequent to the aforementioned press release, March 8, 2007. Specifically, our stock price opened at $7.84 and ended at $7.77, with a high and low price for the day of $7.91 and $7.67. Our closing stock prices for the period ended March 1, 2007 to March 7, 2007 ranged between $7.46 and $7.83.

Furthermore, the volume of shares traded was relatively consistent with our normal volume levels and the movement appears to be consistent with our closest competitor group.

•	Additional Points Considered in Our Qualitative Analysis:

•	The amounts revised did not change net income to net loss for any period.

•	The error was related to corporate activity and intercompany financing initiatives and did not affect our previously issued segment reporting profit measure of gross profit.

•	There was no impact on any regulatory requirements.

•	The error did not affect our compliance with loan covenants or other contractual requirements.

•	The error did not affect management’s compensation, as the management incentive compensation program is based on full year free cash flows, strategic objectives, and performance evaluations.

•	The error did not involve fraud or an unlawful transaction.

Overall Conclusion

We determined that the impact of the error on the interim consolidated statements of income and consolidated balance sheets for the three months ended June 30, 2006 was not material.

The error in the third quarter and correction of the error in the fourth quarter were considered significant to each quarter. However, we determined that the impact of the error on the interim consolidated statements of income and consolidated balance sheets for the three and nine months ended September 30, 2006, or on fourth quarter results, was not material.

Further, we believe that investors and users can continue to rely on our financial statements included in Forms 10-Q for the second and third quarters of 2006.

Provide us with additional information about the changes discussed in the "Update to Previously Released Preliminary Unaudited Results" section of the filing on page 44, including whether the errors disclosed herein are related to the changes.

As we had already issued our fourth quarter earnings release, which was furnished on Form 8-K (February 28, 2007), before the error was discovered, our net income reported in our earnings release was understated not only by the $4.7 million for the second and third quarters of 2006, but also by $0.7 million for the fourth quarter. The information discussed in the “Update to Previously Released Preliminary Unaudited Results” addresses the difference between net income furnished in the Form 8-K for our earnings release and the net income as filed in our Form 10-K. The error was corrected before filing our Form 10-K and, therefore, there was no need to evaluate the effect of the error on our full year results.

Tell us how the occurrence of the noted errors factored into your assessments of and conclusions about the effectiveness of your internal controls.

In assessing the effectiveness of internal controls, we utilize a framework that takes into account the guidance of the Public Company Accounting Oversight Board (“PCAOB”) to evaluate unremediated deficiencies. In considering whether or not the deficiency in internal controls that resulted in the error would rise to a level above a control deficiency, we considered the definitions as provided in the PCAOB's Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements” in paragraphs 9 and 10.

We assessed both the identified error as well as the potential magnitude and concluded that a significant deficiency in the operating effectiveness of our internal control to review the cumulative translation account existed as of December 31, 2006.

In addition, we believe that a prudent official would agree that the deficiency would not rise above the level of a significant deficiency as the underlying financial statement impact was determined to be not material to financial reporting as discussed above and as the financial statements themselves could continue to be relied upon.

Our conclusions were discussed with our audit committee, internal and external legal counsel, and independent registered public accounting firm.

Financial Statements and Supplementary Data, page 65

(2) Summary of Significant Accounting Policies, page 75

Foreign Currency Translation, page 78

2.	We note the disclosures herein of your accounting policy for non-dollar denominated inter company loans between GrafTech Finance and some of your foreign subsidiaries. Please provide us with an analysis of how your stated policy complies with GAAP. It appears that your current policy is based on the guidance at paragraph 20 of SFAS 52. Please confirm our understanding and provide the specific references to this or any other authoritative literature that supports the accounting policy disclosed herein. Finally, tell us why your consolidated financial statements reflect “re-measurement” gains or losses on inter company loans.

As noted in our Foreign Currency Translation policy, we have several non-dollar denominated loans between GrafTech Finance and certain foreign subsidiaries. At the inception of these loans, we evaluated our intent and the subsidiary’s ability to re-pay the loan. If we did not intend to repay the loan and the subsidiary did not have the ability to generate sufficient cash flow to repay the loan, we considered the loans as long-term in nature and, in essence, treated it as a permanent investment into the appropriate subsidiary. The gains and losses generated from the currency exchange rate changes for these loans are reported within the cumulative translation adjustment based on the guidance of SFAS No. 52, “Foreign Currency Translation”, paragraph 20, which states:

Gains and losses on intercompany foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) shall not be included in determining net income but shall be reported in the same manner as translation adjustments.

The remaining loans are considered short-term in nature as we required the subsidiaries to repay the loan and the subsidiary displayed the ability to repay the loans in the foreseeable future. The gains and losses generated from the currency exchange rate changes for these loans are reported within the Statement of Operations in other income and expense.

This treatment is also consistent with SFAS No. 52 in that all transaction gains and losses for foreign currency activity, with the exception of those designated as an economic hedge of a net investment in foreign entities and intercompany foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are required to be recorded as a component of net income.

We have concluded that our policy for non-dollar denominated intercompany loans is in accordance with US GAAP.

September 30, 2007 Form 10-Q

Financial Statements, page 3

(1) Interim Financial Presentation, page 6

3.

We note you indicate the results for the nine months ended September 30, 2007 include expenses associated with your final purchase price adjustment related to the sale of your cathodes business in December of 2006, which were made during the second quarter 2007. We also note these expenses were for items identified in the second quarter that related to the final purchase price settlements recorded in the first quarter. This resulted in an 1) understatement of loss from discontinued

operations in the first quarter of 2007 in the amount of $3.8 million, $2.5 million net of tax, and an 2) overstatement of loss from discontinued operations in the second quarter of the same amount. Finally, we see you indicate you have determined that the impact of this item was not material to the first quarter or second quarter. Please address the following matters with respect to the noted errors:

Confirm our understanding that the referenced errors have not been corrected in previously filed 2007 interim Form 10-Qs.

Your understanding is correct.

Provide us with specific details of the nature and amount of each error and why you believe they occurred.

In the first quarter of 2007, we believed that we had finalized and accounted for all transactions related to the sale of our former cathode business based on the finalization of certain purchase price adjustments with the buyer.

As a result of an accounts receivable (“AR”) aging analysis performed monthly by our credit manager and our overall financial statement review in May of 2007, we identified an aged, non-trade AR item in the amount $3.8 million that was outstanding from the buyer that was directly related to the cathode sale. Specifically, the $3.8 million represented an amount owed by the buyer to settle 1) an intercompany loan between our Switzerland subsidiary and the entity that was sold as part of the cathode sale ($2.8 million) and 2) a liability assumed by the buyer for withholding taxes related to a US based technology license agreement ($1.0 million) not previously estimated in the final purchase price adjustment which was incorrectly recorded as an increase to non-trade AR.

When the AR item was identified, we determined that this amount should have been considered when we accounted for the final purchase price adjustments in the first quarter (i.e., the settlement of the receivable should have been recorded in that period, as all open purchase price matters were settled with the buyer).

While we had not correctly interpreted the information available to us prior to filing our 2007 first quarter Form 10-Q, we determined that the facts and circumstances of the transaction had not changed in the second quarter of 2007. As a result, the information available to us in April should have allowed us to correctly account for and finalize the purchase price adjustment prior to filing our Form 10-Q. Therefore, we determined that an error existed in the first quarter. The error created an overstatement of $2.5 million in income from discontinued operations, net of tax, and net income in the first quarter with the opposite effect (understatement) in the second quarter of 2007 of the same amount after we corrected the error.

Provide us with more information as to how you concluded the referenced errors were not material either to the quarter they originated in or were corrected. Tell us how you considered the guidance at paragraph 29 of APB 28 and SAB 108. Also, discuss your consideration of the guidance at FAS 154.

Consistent with our response to your first comment, including the guidance from SFAS No. 154, “Accounting Changes and Error Corrections”, we identified an error in the previously issued financial statements included in the Form 10-Q for the first quarter of 2007 relating to the final purchase price adjustment for the sale of our cathode business.

To determine if this error was material, we considered the guidance in Accounting Principles Board Opinion No. 28, paragraph 29 (as previously cited). We also considered guidance from Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. Based on this guidance, we used both the rollover and iron curtain approach to evaluating the prior period error.

We also considered a speech given by Todd E. Hardiman, Associate Chief Accountant, Division of Corporate Finance, of the Commission at the December 12, 2006 AICPA National Conference on Current Commission and PCAOB Developments. In his speech, Mr. Hardiman noted that situations specifically related to discontinued operations may exist where a numerically significant error could be considered immaterial based on the qualitative considerations that the financial statements can still be considered reliable. Although the speech cannot be considered a conclusion by the Commission that significant errors related to discontinued operations are qualitatively immaterial as a matter of course, the speech does highlight that circumstances do exist that an error can be numerically significant, but qualitatively immaterial.

Quantitative Considerations

As previously discussed, our threshold for evaluating materiality for interim reporting purposes is 1.25% of full year net income. At the time we evaluated this error, our forecasted net income for full year 2007 was $120 million, which yielded a threshold of $1.5 million.

The understatement and corresponding overstatement of net income in the first and second quarters of 2007, respectively, was $2.5 million.

Qualitative Considerations

The following are qualitative factors that we used to evaluate the materiality of the error to the first quarter of 2007.

•

The error concerned a portion of the business that had been classified in accordance with SFAS No. 144, “Impairment of Long-Lived Assets”, as a discontinued operation. Analysts, investors, and other users of the financial statements place substantially less emphasis on the results of discontinued operations due to their very nature (i.e. no impact on continuing operations).

•

In reporting our results to analysts and investors, we focus on gross margin, income from continuing operations before special items, and free cash flow as the primary metrics to assess profitability and liquidity of the company, as demonstrated in our quarterly and year-end press releases. We have used these metrics for several years. Based on our review of our analysts’ and institutional investors’ reports, we believe that our analysts and significant institutional investors focus on these metrics. Discontinued operations, which is the financial statement line item that the error impacted is excluded from gross margin and income from continuing operations before special items. The error also had no effect on total operating cash flow in the first quarter. These were strong qualitative considerations in our analysis.

•

Analysts’ consensus expectations for GrafTech in the first quarter of 2007 were not affected as their consensus is derived from income from continuing operations before special items, which excludes all income statement activity related to discontinued operations.

•	The amounts revised did not change net or pre-tax income to a net loss for any period.

•	There were no impacts on any regulatory requirements.

•	The error did not affect our compliance with loan covenants or other contractual requirements.

•	The error did not affect management’s compensation, as the management incentive compensation program is based on full year free cash flows, strategic objectives, and performance evaluations.

•	The error did not involve fraud or an unlawful transaction.

Overall Conclusion

We determined that the error was not material as it would not have affected a reasonably prudent investor’s decision making process regarding investments in our company. Further, we believe that investors and users can continue to rely on our financial statements included in Form 10-Q for the first and second quarters of 2007 based on the fact that the error affected discontinued operations, a financial statement line item and measurement that does not contribute to ongoing operations. We also believe that a change in the discontinued operations loss reported would not affect a reader’s past assessments made regarding our company or future operating results.

Our conclusions were discussed with our audit committee, internal and external legal counsel, and independent registered public accounting firm.

Additional Matters

Please recall that we contacted the Commission on January 22, 2008 as well as February 14, 2008, to request additional time for our response in order to give us sufficient time to understand the impact of two separate prior period errors identified in the fourth quarter of 2007.

Income Taxes

Effective July 18, 2004, we elected to treat several non-US legal entities as disregarded entities (branches of the US entity) for US income tax purposes, which is commonly referred to as a "check-the-box" election ("the Election"). These non-US entities included our primary legal and operating entities in Switzerland, France, the United Kingdom, and South Africa. We have recently determined that the Election pertaining to our Swiss entity (UCAR S.A.) was invalid due to the fact that the UCAR S.A. is a type of entity for which the election cannot be utilized under the Internal Revenue Code.

As a result, we completed an extensive review and analysis of the implication of making the election as it relates to our accounting for income taxes under FAS 109, Accounting for Income Taxes, for the third quarter of 2004 through the present period.

Similar to the materiality evaluations discussed for the items above, we determined that the effect of making the invalid Election would have resulted in an immaterial adjustment to our financial statements for all prior periods considered. We corrected the error of $1.4 million in the fourth quarter of 2007 which resulted in an additional charge for income tax expense in the fourth quarter and full year of 2007. This correction was also determined to be immaterial to the fourth quarter and full year 2007 financial statements.

Discontinued Operations

As a result of performing a review of the tax deductibility of the item discussed in Question 3 above, we determined that we inadvertently recorded a portion of the gain on the 2006 sale of our former cathode business in the cumulative translation adjustment account in equity. We have corrected this error in the fourth quarter of 2007, resulting in a $2.9 million increase to the gain previously reported for discontinued operations in 2006. Using the same framework discussed above to evaluate the materiality of an error in previously issued financial statements, we concluded that the error was not material to the 2006 or 2007 financial statements.

Please refer to Item 6, Item 7, and Item 8, in our 2007 Form 10-K (that we plan to file on or about February 29, 2008) for disclosure of the items discussed above. Please note that we have also revised our note to the financial statements for income taxes to provide updated details of our deferred tax assets and liabilities at December 31, 2006 and to maintain comparability to December 31, 2007.

After analyzing and reviewing the facts, circumstances, and underlying accounting and reporting guidance including with our Audit Committee, counsel, and independent registered public accounting firm, we concluded that these items were not material.

Comment Status – March 6, 2008

Based on our conversation with the Commission’s staff on February 28 and 29, 2008, although we have concluded that the errors discussed above were not material, we have revised our selected quarterly financial data as it appears in our Form 10-K for the period ended December 31, 2007, and in future filings, to appropriately reflect the out of period adjustments discussed in the Commission’s first and third comments above in the correct interim period.

Please refer to Item 6, Selected Financial Data, of our Form 10-K filed on February 29, 2008 for disclosure of the selected quarterly financial data as so revised.

Mark Widmar

Chief Financial Officer